Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: This is why the @Sprint & @TMobile merger is so important, @Mikeddano. A combined company is the only way the U.S. can maintain leadership and win the global race to #5G. [Investor info: https://sprint.co/2OpJnLU ] http://bit.ly/2OiGlZK

https://www.fiercewireless.com/5g/editor-s-corner-china-will-almost-certainly-win-race-to-5g-here-s-why

Editor’s Corner—China will almost certainly win the race to 5G. Here’s why

By Mike Dano

August 7, 2018

Another new report released today comes to the same conclusion that a number of other analyst firms have previously stated: China is going to beat the United States in the race to 5G.

“China’s five-year economic plan specifies $400 billion in 5G-related investment. Consequently, China and other countries may be creating a 5G tsunami, making it near impossible to catch up,” according to Deloitte’s new “5G: The chance to lead for a decade” report.

That statement comes days after the GSMA Intelligence research firm stated that “China is expected to become the world’s largest 5G market by 2025, accounting for 430 million 5G connections or one-third of the global total.”

And Mobile Experts pointed last week to an imminent “China surge.” The firm’s principal analyst, Joe Madden, said that “for most of the world, 5G deployment will be spread over many years and will solidify slowly over time. China is the exception.”

This is all-important because, for better or worse, the Trump administration has positioned 5G as an issue of national security. The United States’ role in 5G was a primary reason Trump moved to block Broadcom’s hostile takeover of Qualcomm: “A shift to Chinese dominance in 5G would have substantial negative national security consequences for the United States,” wrote the Committee on Foreign Investment in the U.S., headed by Trump appointee Steven Mnuchin, in a detailed letter on the proposed transaction.

But what exactly is China doing in 5G? At least right now, things in the East are relatively quiet.

Specifically, China has not issued 5G spectrum licenses. The country’s three main, government-controlled operators—China Mobile, China Unicom and China Telecom—haven’t yet announced their infrastructure vendors. And the country’s wireless executives haven’t yet engaged in the kind of 5G one-upmanship that U.S. wireless executives are already deep into. (Neville Ray, I’m looking at you.)

But that’s likely to change, and soon.

China’s 5G launches

“The Shanghai MWC last week shows that China is firmly moving ahead with its plan to commercially launch 5G in 2020,” wrote Wall Street analyst firm Jefferies in a note to investors issued last month following the close of the Mobile World Congress trade show in Shanghai. “Both CT and Unicom indicated their plans would be to build a 5G Standalone network. CM took a leadership role by launching the ‘5G SA Takeoff Initiative’ with major equipment makers globally, and also publishing the ‘5G Device Guideline’ with detailed spec requirements and procurement timetable.”

The Jefferies analysts also speculated that the Chinese government is setting the stage for a major merger or joint venture between China Telecom and China Unicom, a move that would likely make the country’s move toward 5G speedier and more efficient. In 2014, the government created China Tower (currently headed toward a massive IPO in Hong Kong) by combining the tower operations of the country’s three big carriers.

“They have too many state-owned companies,” Mobile Experts’ Madden explained, adding that the Chinese government has been working to reduce the number of state-owned companies in other sectors to two. “It’s just a mess, so what they want to do is reduce the number [of wireless providers]. On the surface it looks like they compete with each other, but they really don’t.”

But, Madden noted, time is running out for China to get moving if the country’s wireless executives are going to oversee both a major merger and a rollout of 5G in the next two years.

Interestingly, Trump may have added an extra layer of motivation to China’s rush toward 5G via his administration’s actions against ZTE. “That has really put the fear of God into those in China,” Madden said, pointing to the U.S. government’s short-lived but highly effective ban against U.S. business with China’s ZTE. Chinese officials now “realize more and more how dependent they are in the U.S. economy and suppliers,” Madden said.

As a result, Madden said that those in China may embark on a more unified and controlled move toward 5G, an effort that will likely rely heavily on China’s domestic suppliers like ZTE and Huawei.

Indeed, possibly as a result, suppliers outside of China, like Ericsson and Nokia, continue to view the country’s 5G opportunity with what comes across as a fair amount of trepidation, to say the least. “While there is certainly opportunity in China, we are approaching it with prudence,” Nokia CEO Rajeev Suri said during his company’s recent quarterly conference call with investors, according to a Seeking Alpha transcript of his remarks. “We value our customer relationships there and remain impressed by the speed and scale of their shift to new technologies. At the same time, we see risk that sales in the country could be dilutive to margins. Should that be the case, you can expect to see us continue to play to win in China, but with a focused, very deliberate way.”

Dwarfing the U.S.

That trepidation is particularly noteworthy considering the sheer size of China’s 5G opportunity. As Deloitte’s report notes, China Tower counts 1.9 million wireless sites compared with 200,000 in the United States. And last year, China Tower added 460 sites per day, “implying U.S. tower companies and carriers added fewer sites in the last three years than China Tower added in three months.”

Determined Deloitte: “We conclude that the United States underspent China in wireless infrastructure by $8 billion to $10 billion per year since 2015.”

To be clear, the Deloitte report appears to fit well into the U.S. wireless industry’s political strategy. The report states that “reducing the cost and deployment cycle times for small cells will help remove a major obstacle to network densification and allow carriers to add desperately needed low-cost capacity to our nation’s wireless networks”—a statement that lines up almost identically with FCC filings on the small cell topic by the likes of CTIA, AT&T and Verizon.

Nonetheless, Deloitte’s conclusions about China’s move to 5G—particularly when compared with similar findings from Madden, Jefferies, GSMA Intelligence and others—shouldn’t be ignored. After all, both Huawei and ZTE remain major suppliers on the global stage. (Huawei is the world’s largest mobile network equipment supplier even without much business in the United States, and just this quarter it surpassed Apple as the world’s second-largest smartphone maker.) And China Mobile is far and away the world’s single largest mobile network operator in terms of customers, counting just over 900 million subscribers. That’s almost triple the number of people who live in the United States.

Thus, it’s clear that any move by China toward 5G will be huge, regardless of the timeline. And if early indications are anything to go by, China’s early moves to 5G will likely start soon, and they will likely be significant. — Mike | @mikeddano

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet [retweeted from Broadband World News]: Sprint CTO: On Fiber, 5G & the Future [Link to Broadband World News article below]

http://www.broadbandworldnews.com/author.asp?section_id=548&doc_id=745337&f_src=ubb2020_sitedefault

Sprint CTO: On Fiber, 5G & the Future

By Alison Diana, Editor

August 13, 2018

Long known for its use of microwave backhaul, Sprint increasingly leverages fiber to support its 5G vision — a vital step in the move to disrupt rural services, reclaim a foothold in the enterprise and help vertical markets reinvent themselves, according to CTO John Saw.

Fiber backhaul not only supports today’s LTE and tomorrow’s 5G, but will empower Sprint’s transition to towers that simultaneously operate both wireless generations. Fiber optics are also vital to network slicing, a component critical to 5G’s ability to revolutionize industry applications and telcos’ ability to create new and monetize services while reducing costs and enhancing quality.

That strategy continues to grow, even as Sprint and T-Mobile await a decision about their proposed $26.5 billion merger. The Federal Communications Commission placed an Aug. 27 deadline on filing formal comments. Opposition to petitions are then due on Sept. 17 and replies must be filed by Oct. 19. Even though the FCC created a 180-day review timeline, that does not mean a decision will be forthcoming at that point: The Commission could take longer to make and share its opinion.

Business, however, goes on. And that business includes preparing Sprint -- whether standalone or part of the new T-Mobile — to serve up 5G to residential and its newly re-invigorated focus on enterprise customers, Saw told Broadband World News. Simultaneously, the company must continue to compete in today’s market.

Microwaves and fiber

Sprint is often called the largest owner of high-band spectrum and a backhaul network using microwave in the United States. It has rich 2.5 GHz holdings plus large shares of 800 MHz and 1900 MHz spectrum. Sprint uses fiber, small cells on 2.5 GHz or microwave for backhaul, depending on the situation and location, Saw said.

Heading the Network Charge

Sprint CTO John Saw, who has six US patents in wireless tech, oversees technology development, network planning, engineering, deployment and service assurance.

With plans to support both LTE and 5G on future towers, fiber becomes a necessity, he added.

“We are significantly increasing our payload, so that’s where fiber comes in. We get dark fiber and light up our own fiber, working with providers like Zayo,” said Saw. “We have also got a lot of sites with lit fiber where we pay a monthly fee, an operational cost, to lease a certain data rate for this fiber. The dark fiber over the long term will certainly be cheaper but it’s more expensive upfront because of capital costs.”

Today, 90% of Sprint’s backhaul is Ethernet-based, he said. Of that, microwave represents 10% to 15% of Ethernet backhaul, with fiber adding up to the remaining 85% to 90%, Saw noted.

From farmers to financiers

Most recently, Sprint’s focused on residential and SMB customers but has a renewed focus on enterprise -- which has growth in phone additions for three consecutive quarters and decreased churn, said Marcelo Claure, Sprint executive chairman, during the provider’s fourth-quarter 2017 earnings results call in May 2018.

“The opportunity is there. 5G is a catalyst,” Saw told BBWN. “We always viewed enterprise as a big opportunity for Sprint. Don’t forget, the Sprint network has improved quite a lot even just over the last three years. With a more capable network, with more capacity, with strong leadership, we certainly feel very confident we can compete with the likes of AT&T and Verizon; now we have a very good 5G story using our 2.5 megahertz, I think that’s going to give us that confidence we can compete very successfully in the enterprise space.”

The service provider expects equal success far from skyscrapers, corner-office skirmishes and mass transit. Rural regions, representing about 62 million people or 48% of the population, have one or no broadband provider, typically because households are widely dispersed and wireline solutions are prohibitively expensive to deploy, Saw said. A merged Sprint/T-Mobile 5G network would cover 85% of rural households with fixed wireless, said Saw, underscoring a point both providers’ CEOs have made in Washington, D.C.

Fixed wireless will deliver speeds of 25 Mbit/s download and 3 Mbit/s upload, in line with the FCC’s wireline definition of broadband rather than the slower (10 Mbit/s up, 1 Mbit/s down) the agency prescribed for wireless carriers, he noted.

“Realistically it would take us some time to build out neighborhoods, but it’s not going to take a very long time. If you look at our public interest statement we were going to complete the integration of the networks by 2021. I think by 2024 we should be able to cover these rural homes,” Saw said. “It’s only in a few years: It’s going to be progressive and we should be in the peak of the build between 2021 and 2024.”

Connecting rural and other un- and under-served markets becomes even more critical with the advent of 5G and its potential to enable true industry transformations, he said. LTE powered Uber and AirBnB, among other disrupters, Saw said. The arrival of 5G, Internet of Things and yet-to-arrive technologies all will reshape numerous markets such as agriculture and healthcare, he said.

“One of the things of the promise of 5G is it’s going to be one of the many Gs in wireless where we take the ‘G’ out of wireless and put it into vertical industries. What I mean by that is that 5G is probably going to be the first G where we have the opportunity to disrupt many vertical markets,” said Saw. “For instance, you talk about agriculture. We can use 5G for a lot of things we can improve in terms of crop monitoring, things like weather monitoring, proactive fertilization and irrigation in rural areas, the whole area of massive IoT for farming equipment — all this is just beginning.

“In healthcare, you’ll able to reach underserved areas with faster medical response and medical attention. If you live in remote areas, you don’t have to drive to a big city for a major consultation with a doctor. You can do it remotely,” he added. “Doctors will be able to do crazy things like remote surgery some day. So I think the whole area of Internet of Things is not just to disrupt city folks, but it also can be used to change the lives of rural folks and underserved areas.”

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.